[GRAPHIC OMITTED][GRAPHIC OMITTED]
                   UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
               600 Mayer Street o Bridgeville, Pennsylvania 15017

                                                             Richard M. Ubinger
                                                             Phone: 412-257-7606
                                                             Fax:  412-257-7640

Via Federal Express and EDGAR

April 4, 2005

Mr. John M. Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C.  20549-0404

         Re:      Universal Stainless & Alloy Products, Inc.
                  File Number 000-25032
                  Form 10-K for the year ended December 31, 2004

Dear Mr. Hartz:

I am writing in response to your letter of comment dated March 22, 2005, with respect to the above-referenced filing. In connection with our responses below, Universal Stainless & Alloy Products, Inc, (the "Company") acknowledges that:

        o The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;


        o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and


        o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Schedule II - Valuation and Qualifying Accounts, p.18
-----------------------------------------------------

1. In a supplemental letter, and in future filings in your critical accounting policy disclosure, please explain why your inventory reserves as a percentage of inventory decreased from December 31, 2003 to December 31, 2004. This decrease in your coverage ratio is not consistent with the increasing trend of inventory write-offs.

The Company provides a reserve for material on hand for which management believes cost exceeds fair market value and for material on hand for more than one year not assigned to a specific customer order. At December 31, 2003, the Company's inventory reserve increased as a result of rising raw material costs since June 2003 described in the Liquidity and Capital Resources section of the Management's Discussion and Analysis ("MD&A"). Selling price increases to offset raw material and other operating cost increases were not placed into effect until 2004. Therefore, higher selling prices provided the Company the opportunity to reduce its reserve at December 31, 2004 in comparison to December 31, 2003.

The Company prepares Schedule II by accumulating the gross activity posted in each affected account within the general ledger for the applicable year. The inventory reserves are computed by the Company on a specific item method and records the net change to the reserve in the general ledger after each computation. The amounts reported under "Inventory Reserves" for the year ended December 31, 2004 are in agreement with the Company's general ledger records. In 2004, however, the Dunkirk operation changed it's method of recording monthly activity within its inventory reserve accounts from recording the net change in the reserve each month to eliminating the prior month reserve and then recording the current month reserve in a separate entry. This change resulted in the Company increasing the amounts recorded as "Charged to Costs and Expenses" and "Deductions" by $2,817,000. Therefore, the inventory write-off trend, net of the reporting change, is in line with the decreasing coverage ratio.

While management does not believe reclassifying the amounts will materially enhance the overall disclosure in the current filing, it will reclassify the amounts in future filings for comparability.


Results of Operations, p.8
---------------------------

2. Your quarterly financial data reflects 4th quarter sales increases in both 2003 and in 2004. However your 4th quarter earnings each year does not show similar improvement. In future filings, please disclose the reasons for the adverse 4th quarter results. See also the guidance in paragraphs 30-32 of APB 28.

Rising raw material costs in excess of sales price increases negatively impacted the Company's 2003 fourth quarter earnings. The Company's 2004 fourth quarter earnings were negatively impacted by a $600,000 increase in electricity costs at the Bridgeville facility. Both events have been disclosed in the Liquidity and Capital Resources section of the Company's MD&A.

The Company also noted in its Form 8-K filing dated January 21, 2004, that it did not record 2003 import duties of approximately $600,000 in the 2003 fourth quarter because the payment was delayed pending the outcome of a hearing before the U.S. Court of Appeals for the Federal Circuit in a lawsuit challenging the distribution method of the import duties. As a result, the Company reduced its effective income tax rate for 2003 from 52.2% to 46.3%. The revised income tax rate reduced the Company's tax benefit recognized in 2003 by $157,000, or $0.02 per diluted share.

Management will make reference to significant events impacting fourth quarter results in future filings.


Revenue Recognition, p.15
-------------------------

3. You disclose that revenue is also sometimes recognized when products available for shipment are held at the Company's facility beyond the stated shipment date. In a supplemental letter and in future filings, please provide the percentage of your total net sales that are recognized in this manner. In addition, please disclose the SAB 101/104 criteria that support your accounting related to bill and hold revenue.

The Company manufactures specialty steel product in accordance with customer purchase orders that contain product specifications. Each purchase order provides detailed information regarding the requirements for product acceptance. Executed Material Certification forms are completed indicating the Company's compliance with the customer purchase order before the specialty steel products are packaged and shipped to the customer. In certain situations, the customer requests the ordered products to be held at the Company's facility beyond the stated shipment date. In these situations, the Company receives written confirmation of the request and applies the criteria of Accounting and Auditing Enforcement Release No. 108 to determine the timing of revenue recognition. Revenue recognized on product held at the Company's facility was $893,000 and $619,000 at December 31, 2004 and 2003, respectively. The impact was less than 1 percent in each year. Management will include this disclosure in future filings.


Code of Ethics
--------------

4. In future filings provide disclosure for the adoption of a code of ethics that applies to your principle executive officer and principle financial officer or explain why you have not adopted a code of ethics. Refer to Regulation S-K, Item 406. In addition, include the code of ethics as exhibit 14. Refer to Regulation S-K, Item 601.

The Company has adopted a Code of Conduct that applies to all employees of the Company, including the principal executive officer and the principal financial officer. This Code of Conduct is posted on a public website located at www.univstainless.com. In future filings, as appropriate, the Company will provide the disclosure referred to in Regulation S-K, Item 406(a), with respect to the Code of Conduct. In addition, the Company will comply with Regulation S-K, Item 406(c), by either (i) filing a copy of its Code of Conduct as Exhibit 14 to its Annual Report on Form 10-K, (ii) disclosing in its Annual Report on Form 10-K the Internet address of the Company's website and the fact that the Company has posted the Code of Conduct on its website or (iii) undertaking in its Annual Report on Form 10-K to provide to any person without charge, upon request, a copy of the Code of Conduct and explaining the manner in which such request may be made.


The Company believes it has responded fully to your comments. Please contact me at 412-257-7606 with any further questions.


Sincerely,



/s/ Richard M. Ubinger
-------------------------------------
Richard M. Ubinger
Vice President of Finance,
Chief Financial Officer and Treasurer